Exhibit 99.1

DoubleDown Interactive Announces

Agreement In Principle to Settle Legal Proceedings

Related to the Benson Class Action

SEATTLE, WASHINGTON – August 29, 2022 — DoubleDown Interactive Co., Ltd. (NASDAQ: DDI) (“DoubleDown” or the “Company”), a leading developer and publisher of digital social casino games, and International Game Technology PLC (NYSE: IGT) (“IGT”), today announced an agreement in principle to settle the Benson v. DoubleDown Interactive LLC, et. al. lawsuit and associated proceedings (the “Benson Matters”). IGT completed the sale of DoubleDown Interactive LLC (“DDI”), the operator of social gaming business, DoubleDown Casino, to DoubleU Diamond LLC, a subsidiary of DoubleDown, in June 2017. The agreement in principle, entered into by certain subsidiaries of IGT and DoubleDown, remains contingent on final court approval by the U.S. Federal District Court for the Western District of Washington.

The terms of the settlement, which take effect only after final court approval of the proposed class settlement, provide that, among other things:

•	A total of $415 million will be paid into a settlement fund of which IGT’s subsidiaries will contribute $269.75 million and DDI will contribute $145.25 million; and

•	All members of the nationwide settlement class who do not exclude themselves will release all claims relating to the subject matter of the lawsuit.

Subject to final court approval of the settlement of the Benson v. DoubleDown Interactive LLC, et. al. lawsuit, IGT and DoubleDown have also resolved all indemnification and other claims between themselves and their respective subsidiaries and affiliates relating to the Benson Matters.

As a result of the settlement agreement, DoubleDown will accrue a $70.25 million expense in the third quarter of 2022 related to the incremental loss associated with the Benson Matters and related claims between IGT and DoubleDown and their respective subsidiaries and affiliates. To date, DoubleDown has already accrued a total of $75 million in expenses related to the Benson Matters.

About DoubleDown Interactive

DoubleDown Interactive Co., Ltd. is a leading developer and publisher of digital games on mobile and web-based platforms. We are the creators of multi-format interactive entertainment experiences for casual players, bringing authentic Vegas entertainment to players around the world through an online social casino experience. Our flagship title, DoubleDown Casino, has been a fan-favorite game on leading social and mobile platforms for years, entertaining millions of players worldwide with a lineup of classic and modern games.

Safe Harbor Statement

Certain statements contained in this press release are “forward-looking statements” about future events and expectations for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are based on our beliefs, assumptions, and expectations of industry trends, our future financial and operating performance, and our growth plans, taking into account the information currently available to us. These statements are not statements of historical fact. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Therefore, you should not place undue reliance on such statements. Words such as “anticipates,” believes,” “continues,” “estimates,” “expects,” “goal,” “objectives,” “intends,” “may,” “opportunity,” “plans,” potential,” “near-term,” long-term,” “projections,” “assumptions,” “projects,” “guidance,” “forecasts,” “outlook,” “target,” “trends,” “should,” “could,” “would,” “will,” and similar expressions are intended to identify such forward-looking statements. We qualify any forward-looking statements entirely by these cautionary factors. We assume no obligation to update or revise any forward-looking statements for any reason or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Company Contact:

Joe Sigrist

ir@doubledown.com

+1 (206) 773-2266

Chief Financial Officer

https://www.doubledowninteractive.com

Investor Relations Contact:

Cody Slach or Jeff Grampp, CFA

Gateway Group

1-949-574-3860

DDI@gatewayir.com